Gary R. Henrie
Attorney at Law
P.O. Box 107                                                                                                                                                                                                                                                                                                                                          Telephone:  309-313-5092
315 Kimball's Garden Circle                                                                                                                                                                                                                                                                                                          E-mail:  grhlaw@hotmail.com
Nauvoo, IL  62354

July 24, 2017

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Healthcare and Insurance
100 F Street, NE, Mail Stop 4546
Washington, D.C. 20549

Re:          Oxis International, Inc.
Registration Statement on Form S-1
Originally filed on August 24, 2016
File No. 333-213270

To Whom It May Concern:

I am securities counsel to the Company.  In light of recent decisions to change the direction of fund raising strategies for the Company, management has determined to  withdraw the registration statement referenced above.  Be advised that no securities were sold in connection with the offering that was anticipated pursuant to the registration statement.

Very truly yours,

/s/ Gary R. Henrie
Gary R. Henrie
Securities Counsel

ACKNOWLEDGED AND AGREED

/s/ Steven Weldon
Steven Weldon
CFO of the Company